K&L Gates LLP 55 Second Street Suite 1700 San Francisco. CA 94105-3493 T 415.882.8200 www.klgates.com

August 11, 2008

VIA EDGAR

James O’Connor

Christina DiAngelo

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

Re:                               Van Wagoner Funds, Inc. (File Nos. 333-151710)

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to the comments you provided by telephone to the undersigned on July 2, 2008, July 8, 2008 and in subsequent conversations relating to the registration statement filed on Form N-14 for the Van Wagoner Funds, Inc. (the “Company”) on June 17, 2008.  Pre-effective amendment No. 1 to the registration statement was filed on July 16, 2008.  Pre-effective amendment No. 2 to the registration statement, reflecting additional responses to your comments, is concurrently being filed today.  The registration statement describes the reorganization of Growth Opportunities Fund into Emerging Growth Fund, both of which are series of the Company.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Prospectus / Proxy Statement.  For ease of reference, we have set forth below both of your comments in the order they appear in the registration statement, followed by responses to those comments.

Q&A

Comment:  Consider adding into the document the telephone number and Internet address directing shareholders where they can vote their shares.

Response:  The telephone number and Internet address for voting shares have been added to the Q&A.

Proxy Statement / Prospectus

Comment:  On page 2 and page 17, there is discussion of the factors considered by the Board in determining to approve the Reorganization.  Please clarify the express conclusions the Board reached in approving the Reorganization.  A summary conclusion and a list of factors is generally not sufficient.

Response:  The disclosure has been revised to clarify the determinations made by the Board to support its conclusion that the Reorganization is in the best interests of shareholders.  These determinations appear under the subheader “Reasons for the Reorganization” and the factors considered by the Board remain under the subheader “Board Considerations.”  The disclosure on page 2 and in the Q&A has also been modified.

Comment:  The fee structure of the combined Fund (assuming shareholders approve a new advisory agreement for that Fund, which is a condition of the Reorganization), is different than the fee structure of the Growth Opportunities Fund, and does not include a fulcrum fee.  This difference should be more clearly explained in the Prospectus / Proxy Statement so that shareholders, who are effectively voting to pay the new fee by becoming shareholders of the combined Fund, understand the different fee structures.  Consider whether to include a copy of the new advisory agreement and subadvisory agreement as appendices to the Prospectus / Proxy Statement.

Response:  While shareholders do not have an express vote on whether or not Emerging Growth Fund will adopt a new advisory agreement, as explained in the document, the new fee structure is one of the factors shareholders should consider in deciding whether to approve the Reorganization.  Accordingly, disclosure has been expanded in the document showing the different structures.

We note that the disclosure is not as extensive as in the proxy statement where Emerging Growth Fund shareholders are considering the new advisory agreements: while a comparison of Growth Opportunities Fund’s current advisory fees with the combined Fund’s advisory fees (assuming Emerging Growth Fund shareholder approval) is relevant, including information about Emerging Growth Fund’s current advisory fees is likely to be confusing.  Also, we have added a cross reference directing Growth Opportunities Fund shareholders to the appendices of the proxy statement to review a copy of the Emerging Growth Fund’s proposed advisory agreement and subadvisory agreement.  Growth Opportunities Fund shareholders will be receiving copies of that proxy statement since they will be voting on other matters in the proxy statement (they will be mailed in the same envelope).

Comment:  The fee table comparing the fees and expenses of both Funds, as well as the combined Fund, shows estimated fees and expenses as of March 31, 2008.  The form requires that the information in the fee table be as of the end of the last fiscal year – December 31, 2007.  Please revise the fee table accordingly.

Response:  The use of March 31, 2008 information for the fee table was intended to show more current information in light of reductions in the Funds’ net assets since the end of the last fiscal year, resulting in increases in the Funds’ expense ratios.  Although the form does provide some flexibility in the event of material changes after the end of a fund’s fiscal year end, the information in the fee table has nevertheless been revised to show information as of December 31, 2007 in accordance with the request.

Comment:  It is unclear from the disclosure how the Fund complies with Release 7113, which requires that there be an appropriate transition period after a fulcrum fee transitions to a flat fee (as would be the case for a Fund).

Response:  This comment has been addressed separately in a letter from the Chairman of the Company.

Comment:  On page 15, along with the discussion of portfolio turnover in connection with the Reorganization, please add additional disclosure estimating the transaction costs that may be incurred and the potential capital gains that may be realized.  An estimated range for the transaction costs may be provided.  Please see the example referenced in our discussion.

Response:  The requested disclosure, including a range of estimated transaction costs and estimated capital gains resulting from the transition of portfolio management, has been added to the Prospectus / Proxy Statement.

Comment:  On page 21, the capitalization table shows information as of March 31, 2008.  The capitalization table should show information as of the date of the pro forma financials, which is December 31, 2007.  Please modify the information in the table.

Response:  The capitalization table has been revised to show information as of December 31, 2007.

Comment:  Please state the no-action letter(s) that the Company is relying on to present the subadviser’s prior performance in Appendix B to the Prospectus / Proxy Statement.  Please explain how the presentation of this performance information satisfies the conditions of the applicable no-action letter(s).

Response:  The Company is relying on the no-action letter provided to Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996) that permitted the use of private account performance, representing accounts with substantially similar investment objectives, policies and strategies, in a mutual fund’s prospectus, provided the information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be included in the prospectus.  The relief granted in the Nicholas-Applegate letter relied on certain representations, all of which the Company also satisfies.

As disclosed in the Prospectus / Proxy Statement, the subadviser’s composite consists of all fee-paying accounts managed by it with substantially similar objectives, policies, strategies and risks to those that it would use for the Emerging Growth Fund.  The Nicholas-Applegate letter states that private account performance cannot be given greater prominence than the funds’ performance.  In the Prospectus / Proxy Statement, the performance of the Growth Opportunities Fund and the Emerging Growth Fund appear early in the document under the caption “Performance of the Funds.”  The subadviser’s prior performance record is given much less prominence and appears separately in an appendix.  Second, the Nicholas-Applegate letter requires that there be disclosure that the private account performance does not represent the historical performance of the funds and should not be interpreted as indicative of the future performance of the funds.  The appendix contains such disclosure, in bold print.  Third, the Nicholas-Applegate letter requires that the private account performance be compared to an appropriate securities index.  In the appendix, the composite information is compared to an appropriate index.  Fourth, the Nicholas-Applegate letter requires that there be, if necessary, disclosure concerning material differences between the private accounts and the funds.  The appendix contains disclosure that the accounts in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies such as the Emerging Growth Fund which, if applicable, might have adversely affected the performance of the private accounts in the composites.  The appendix further discloses that the information presented is limited and may not reflect performance in all economic cycles.

The appendix to the Prospectus / Proxy Statement presents information showing the subadviser’s composite performance both net of representative management fees applicable to the accounts in the composite and gross of such fees, which is not addressed in the Nicholas-Applegate letter.  The presentation of net and gross performance information is addressed in a letter to the Association for Investment Management and Research (pub. avail. Dec. 18, 1996) (the “AIMR letter”).  Among other things, the AIMR letter permitted an adviser to show composite account performance using both gross and net performance information (1) so long as the gross and net information were given equal prominence, (2) presented in a format designed to facilitate ease of comparison, and (3) surrounding disclosures ensured that the material presented would not be misleading.  The appendix contains a prominent paragraph before the composite explaining what the gross and net composites illustrate, and the footnotes contain additional information on the basis of the presentation.  The disclosure also makes clear that the net fees used were not the same as the Emerging Growth Fund’s fees and expenses, but that these fees and expenses would be higher such that the net performance shown would be lower using the Emerging Growth Fund’s fees and expenses.  The tables themselves present net information in the first column or row, as applicable, giving more (or at least equal) prominence to the net information, and in all cases net and gross performance information appears directly next to each other, facilitating the ease of comparison.

Thus, the composite performance information has been designed to comply with the applicable conditions set forth in the above no-action letters.

Pro Forma Financial Statements

Comment:  On the Statement of Assets and Liabilities, for the line item “Assets: Investments, at value,” please add disclosure of the cost of such investments.

Response:  Information about the costs of the Funds’ investments has been added to the Statement of Assets and Liabilities.

Comment:  On the Portfolio of Investments, please add a footnote to the effect that the Growth Opportunities Fund’s investments complied with the Emerging Growth Fund’s investment objectives, strategies and restrictions as of the date of the Portfolio of Investments.  If any securities did not comply, please provide further explanation and detail about such investments.

Response:  A footnote has been added to the Portfolio of Investments indicating that, at December 31, 2007, all securities held by Growth Opportunities Fund comply with investment objectives, strategies and restrictions of Emerging Growth Fund at such date.

Comment:  On the Statement of Operations, it is unclear why there is an adjustment for “distribution fees,” which are calculated as a percentage of net assets.  Please explain the basis for the adjustment.

Response:  It appears that March 31, 2008 assets were used to calculate pro forma distribution fees, as well as investment advisory fees, for the Statement of Operations, rather than December 31, 2007 assets.  The Statement of Operations has been recalculated using December 31, 2007 assets, resulting in the elimination of the “distribution fee” adjustment and reduction of the “investment advisory fee” adjustment.  The “pro forma adjustments” column and “pro forma combined” column have been recalculated using the new adjustments.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1070 or my colleague Kurt Decko at 415.249.1053.

Sincerely,

/s/ Mark D. Perlow

Mark D. Perlow